Exhibit 99.1

500.com Limited Completes Acquisition of Bitcoin Mining Machines with Total Hash Rate Capacity of Approximately 918.5 PH/s

SHENZHEN, China March 15, 2021 /PRNewswire/— 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a cryptocurrency mining enterprise in China, today announced that it has completed its acquisition of bitcoin mining machines owned by certain non-U.S. persons in exchange for an aggregate of 11,882,860 newly-issued Class A ordinary shares valued at US$1.21 per share, corresponding to US$12.10 per American Depositary Share (“ADS”) (based on the ratio of ten ordinary shares per ADS), the closing trading price of the Company’s ADSs on January 8, 2021. This transaction was previously announced on January 11, 2021.

The bitcoin mining machines acquired in this transaction (the “Bitcoin Mining Machines”) include such models as the S17, T17, M20s and S9. The theoretical maximum total hash rate capacity of the Bitcoin Mining Machines is estimated to be approximately 918.5 PH/s. Once fully deployed, the Company estimates that all of its bitcoin mining machines, including the Bitcoin Mining Machines, will have a total hash rate capacity of up to approximately 1000 PH/s in aggregate.

About 500.com Limited

500.com Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), and (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company ("BitDeer") operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the "BTC.com Pool Businesses"), to unfurl a comprehensive approach to cryptocurrency mining. 500.com Limited also was the first company in China to provide online lottery sales agent services, and was one of two enterprises approved by China's Ministry of Finance to engage in the online sports lottery sales agent business on a trial basis.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com